February 19, 2010

Daniel A. Peterson, Esq.
190 Carondelet Plaza, Suite 600
St. Louis, MO 63105

RE:  Zea Capital Fund LLC
      File Nos.: 333-163888 and 814-00797

Dear Mr. Peterson:

On December 21, 2009, you filed a registration statement on Form N-2 under the Securities Act of 1933 (1933 Act") on behalf of Zea Capital Fund LLC ("Fund").  We have used the captions and page numbers from the registration statement to indicate the sections of the registration statement to which our comments relate.  However, you should consider a comment made with respect to one section to be applicable to similar disclosure elsewhere in the registration statement.  We have the following comments.

**Prospectus**

Cover Pages

1.  The seal of the ICGA is displayed prominently on the cover and the disclosure, on pages 2 and 43, states "the ICGA has licensed the use of its trademark to us and has granted us access to its industry research, contacts and membership."  Nevertheless, as also stated on pages 2 and 43, "neither the ICGA nor ICO is conducting or passing on the suitability or advisability of the offering, nor have either participated in the preparation of this Prospectus."  Please disclose the extent of any liability that the ICGA has assumed with respect to the registration statement.  Given ICGA's lack of involvement in the management of the Fund and its unwillingness to assume any responsibility for the risks incurred by Fund investors, please delete the ICGA's seal from the cover of the prospectus.  In the alternative, please have ICGA sign the registration statement.

2.  Please state on the front cover that, as stated on page 1, the Fund does not expect to be fully invested for four to six years and that, given the 2.50% advisory fee as well as other Fund expenses, anticipated income during that period may not cover the Fund's expenses.  Please explain to us why this delay in becoming fully invested would not constitute a failure to invest in accordance with the Fund's investment objectives and policies.  See guide 1 to the Form N-2.

3.  On the cover and in the section "Portfolio Managers," on page S-6 of the Statement of Additional Information, please disclose "assets under management" as of a more recent date than "June 30, 2009."

4.  Please revise the bolded statement, "the securities offered hereby involve a high degree of risk…" to add that "an investment in the Fund should be considered highly speculative."  See Item 1.1.j. of Form N-2.

5.  Footnote "3" to the pricing table indicates that members of ICGA will pay a lower sales load than non-members as the result of being charged a lower "Placement Agent commission" than non-members.  Please inform us whether FINRA has approved this differentiated sales load.

6.  Please revise footnote "3" to clarify that the required ICGA dues payment is not "in addition to the sales load," but part of the sales load.

7.  Please disclose prominently that all purchasers in the current offering will suffer immediate dilution of their investment based on the existing net asset value per unit and to the extent to which ICO exercises its warrant.  In addition, disclose that non-members of ICGA will suffer dilution to the extent that they pay a higher commission to the Placement Agent.

8.  The front cover and page 2 state that the Fund's strategy is "investing primarily in privately-issued common stock, preferred stock, and subordinated debt with equity features."  Page 3, however, states that the Fund "will primarily invest in preferred equity securities" and "may invest in common equity securities" and "may also invest in debt securities."  Please conform the disclosure.

9.  The front cover and page 2 state that ICO has paid the Fund's offering expenses, but the fee table and page 23 appear to indicate that the Fund will pay the offering expenses.  Please conform the disclosure.

10.  Please explain the meaning of the statement: "The ICGA will purchase as many years' membership as possible with the $300 amount (estimated to be five years), and to the extent the applicable state association membership does not cost the entire $300, the ICGA will retain the balance in consideration of its membership processing services."

11.  Please delete the word "estimated" from the statement: "The amounts shown in the table under "Sales Load" include the estimated per-Unit cost of the Membership Fee of 0.15%."

12.  Are the "Placement Agent" and the "selling agents" underwriters?

13.  Please make sure that the statement required by Rule 481(b)(1) under the 1933 Act is on the outside front cover.

Prospectus Summary

1. Please include page numbers with the summary's citations to more detailed discussions in the prospectus.

2. Please explain to us how the Fund's investment objective of "long-term capital appreciation" is consistent with its "investment strategy [to] maximize our portfolio's total return by generating current income from our debt investments and capital appreciation from our equity and equity-related investments.

3. The disclosure in the subsection "The Fund" states that the Fund is: "organized on the private equity fund model"; "operates like a traditional venture capital firm"; and "will follow a rules-based portfolio construction process." Please explain these statements.

4. The same subsection states that "we have also designated some of our membership interests as Class B Units." Please replace "some" with "most."

5. The disclosure in the same subsection also states:

> "…until we are fully invested in our target portfolio companies, we will hold a large portion of our assets in temporary investments. The Adviser will maintain a portion of these assets in cash, treasury bills and similar liquid investments in order to cover our projected near term investment needs and expenses. The remainder of our temporary investments will, consistent with BDC requirements, be invested in debt securities of private U.S. companies, private debt offerings of public companies with less than $250 million in market capitalization and other similar investments (collectively, our "Initial Investments"). We will invest at least half of the proceeds of this offering in Initial Investments which are "qualifying assets" under the 1940 Act within two years of the closing of this offering. See "Election to be Regulated as a Business Development Company" below.

a) Please explain how investing in "cash, treasury bills and similar liquid investments [will] cover [the Fund's] projected near term investment needs and expenses," particularly the 2.50% advisory fee, at current interest rates? Otherwise, state that at least a portion of the advisory fee will be paid directly out of investors' investments in the Fund for an indeterminate period of time.

b) Does the phrase "consistent with BDC requirements" mean that the Fund "makes available significant managerial assistance" (Section 2(a)(48)(B) of the Investment Company Act of 1940 ("1940 Act")) to the "Initial Investment" companies?

c) Unless the Fund intends to delay its BDC election, the statement that "at least half of the proceeds of this offering" will be invested in "'qualifying assets' under the 1940 Act within two years" appears to be at odds with Section 55(a) of the 1940 Act, which, as stated on page 16, requires that "following our intended election to be regulated as a BDC, we must not acquire any assets other than "qualifying assets" unless…at least 70% of our total assets are qualifying assets." Please revise or explain this statement.

d) To what extent will the "qualifying assets" that are "Initial Investments" include assets described in Section 55(a)(6) of the 1940 Act?

e) What is the relevance of the citation to the section: "Election to be Regulated as a Business Development Company"?

f) Please disclose, where appropriate, that the Initial Investments are likely to be unsecured or subordinated debt securities. Please also disclose that: (1) such debt securities will generally not be rated by any rating agency; (2) if they were rated, they would be below investment grade or "junk"; (3) indebtedness of below investment grade quality is regarded as having predominantly speculative characteristics with respect to the issuer's capacity to pay interest and repay principal.

g) The prospectus also describes "initial investments" (see, e.g., pages 2 and 19) in "Target Investment Securities." This inconsistent use of the term is confusing. Please revise the disclosure.

6. It appears that, based on existing unit ownership and the exercise of the warrant, ICO and ICGA could be affiliated persons of the Fund after the offering. Please inform us whether the Board will maintain procedures, as required by Section 57(h) of the 1940 Act, to monitor the possible involvement of affiliated persons in restricted transactions. Does the Fund intend to engage in any restricted transactions with affiliates that will require SEC or Board approval?

7. In the subsection "Our Adviser," please identify the "four private equity funds" managed by the adviser's principals and identify the BDC managed by Mr. Thorp.

8. In the same subsection, please explain specifically what is meant by:

a) "a relatively long period of time,"

c) "executing a venture capital/private equity investment strategy,"

d) "significant experience,"

e) "cumulative investment and business development experience,"

f) "individual venture capital and private equity investment management experience," and

g) "long history."

9. The statement that the Advisers have "cumulative investment and business development experience of over 145 years" appears to be inconsistent with the previous statement that only one of the Advisers has ever managed a BDC. Please clarify the disclosure.

10.  Please identify:

a)  the "private funds" that have "invested in over 125 companies" and that "act as lead investors,"

b)  the "four venture capital and private equity funds deploying the same investment strategy we will utilize"; and

c)  the years that these funds were in operation.

11.  Please define the term "cash-on-cash internal rate of return."  Why are this measurement and "distribution multiples," which do not take into account capital appreciation, the most relevant "metrics" to predict the performance of the Fund, which is focused on capital appreciation as much as, if not more than, distributions?  As noted, the first page of the prospectus states that the Fund's investment objective is "to achieve long-term capital appreciation" and we also note that the disclosure on page 30 states that the Fund "will not make any distributions in most quarters."

12.  Please provide a citation to the "Thomson One Banker - Private Equity" report.

13.  Please expand the phrase "funds that matched the performance of the S&P 500" to clarify that the four venture capital funds exceeded the returns that would have been earned by investing the same amounts at the same times in an S&P 500 Index fund.  Please explain why the S&P 500 is the appropriate benchmark for venture capital funds, given the substantial differences in risk and volatility.

14.  Please add to the "Our Adviser" subsection the additional information about the adviser in the subsection "The Principals' Historic Investment Results," on page 38, including the chart.

15.  The subsection "ICO/ICGA" states that "ICO has funded approximately $625,000 of our offering and organizational expenses to date and received 54,438 of our Class A Units, representing 100% of the issued and outstanding Class A Units, in exchange for its investment at a price of $11.50 per unit."  Thus, ICO has effectively purchased its shares at a discount of $55,475 from the $12.50 price and, apparently, with no sales load.  Please explain to us how this transaction does not violate Section 23(a)(1) of the 1940 Act.  See Big Apple Capital Corp., No-Action Letter (publicly available May 6, 1982).

16.  The same subsection discloses that ICO "also holds a warrant to purchase up to an additional 119,565 Class A Units at a price of $11.50 per Unit, which warrant expires in August, 2010."  Please explain to us how the grant of this warrant satisfies the requirements of Section 61(a)(3) of the 1940 Act.

17.  In the subsection "Investment Strategy," on page 3, please clarify the meaning of the phrase "generate favorable returns by building portfolio companies that attain total market capitalizations upon liquidity of $30 million to $100 million."

18.  In the same subsection, please describe what "buyout" and "recapitalization" transactions are and the Fund's strategy for investing in them.

19.  In the light of the fact that the Fund is non-diversified, please revise the statement: "We intend to diversify our investments across portfolio companies in a variety of industries…"

20.  Please describe how the "debt securities of private U.S. companies" (page 17) that are "Initial Investments" differ from those that are "Target Investment Securities," described on page 4

21.  Please explain to us why the Fund's issuance of the "Class A Units" and the "Class B Units" does not violate Sections 18(c) and (i) of the 1940 Act.  The capital contributed by the Class A Unit holders will keep the Fund operating during the four-to-six year period that the adviser hunts for Target Investment Securities by being invested in Initial Investments.  But, as stated on page 14, "the Initial Investments are likely to generate lower rates of return than our target investments and will therefore lower our overall returns."  On the other hand, apart from a 3% down payment, the "capital contributions by Class B members will primarily be used for the Fund's investments in Target Investment Securities" (page 5).  Until then the Class B members will be able to put the amount of their commitments in investments with a higher return than the Initial Investments.  Please explain to us how the terms of the Class B Units are not unfair to the holders of the Class A Units.  Does the Fund intend to seek exemptive relief on this issue?

22.  Please confirm to us that the subscriptions to the Class B Units will be accounted for as receivables under Article 6-04.2(g) of Regulation S-X.

23.  On page 7, the defined term "Code" is set up for the "the Internal Revenue Code of 1986."  It could be confusing to use such a general term only infrequently and in isolated sections, such as the "Transferability" section, on page 27.  Please use a more descriptive term, such as, e.g., "Tax Code."

24.  Please furnish us with a representation that the Fund will disclose estimates of the tax characteristics of its quarterly distributions in its semi-annual reports, even though its tax numbers cannot be finalized until its fiscal year-end.  Estimates of the tax characterizations of the Fund's distributions in its semi-annual reports will alert shareholders to potential year-end tax consequences.

25.  Please summarize in the summary section the risks of investing in the Fund and provide citations to the fuller discussions of those risks in the body of the prospectus.


Fees and Expenses, page 7

1.  Please provide the missing fee table information.

2.  Please confirm that the amount of offering proceeds used in the calculation of net assets is the amount most likely to be raised in the offering.

3.  The disclosure indicates that on November 30, 2009, the Fund had net assets of $123,258.  Please provide an "Acquired Fund Fees and Expenses" line item if these assets are invested in an "acquired fund."  See Instruction 10 to Item 3.1. of Form N-2.

4.  Please move the examples of the calculation of the incentive fees from the statement of additional information to immediately after the example.

5.  The fee table and page 29 indicates that the Fund may make substantial investments in original issue discount and payment-in-kind instruments.  Please provide summary risk disclosure about the fact that such instruments produce taxable income without any cash distributions to pay the taxes.

6.  Footnote "5" refers to "Net Managed Assets."  How are "managed assets" defined?

7.  Please make prominent the statement: "The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown."  See Instruction 11.d. to Item 3 of Form N-2.


Risk Factors, page 13

1.  On page 13, please delete the phrase "although our Adviser has many years of experience managing private equity funds" because it does not describe a risk.

2.  Is the Board's valuation policy written?  If the Fund uses a third-party valuation service, will the reliability of its valuations be periodically evaluated by the Board for reliability?

3.  Please revise the statement, on page 13, that fair value will be "determined by Our Board of Directors on a quarterly basis" to indicate that the Board will determine fair value quarterly, or more frequently, as circumstances require.

4.  Please explain to us why, given the adviser's network of relationships, contacts, and extensive experience investing in micro-caps, the advisers "have not identified or negotiated any specific private investments," as stated on page 14, and they will take "four to six years" to find "20 to 25 companies."

5.  Please explain the meaning of the statement, on page 15, "our Adviser may have obligations to other investors, the fulfillment of which might not be in the best interests of us or our unit holders."

6.  On page 16, please eliminate the term "concentrated in" from the title "Our portfolio may be concentrated in a limited number of portfolio companies," because the Fund has a fundamental policy of not concentrating investments.  (We suggest, e.g., "comprised of.")

7.  The section "Transferability," on page 27, describes stringent restrictions on transferability of units to preserve the Fund's tax status.  In light of these restrictions, please clarify the statement on page 7 that "it is unlikely a market will develop for our units…"  Please also revise the following risk

disclosure, on page 20, which would be applicable to closed-end fund shares that are not restricted, but not the Fund's.

> We cannot predict the prices at which our Units will trade, if a secondary market does materialize… and may not bear any relationship to the price at which it might trade after this offering commences...Shares of companies offered in an initial public offering often trade at a discount…have in the past frequently traded at discounts…and our Units may also be discounted in any secondary market…If our Units are traded, we cannot predict whether our Units will trade above, at or below our net asset value. The risk of loss associated with this characteristic of closed-end investment companies may be greater for investors expecting to sell Units purchased in this offering soon after the offering… to the extent our Units are traded, the value of our Units following this offering may fluctuate substantially…The price of the Units that will prevail in any secondary market after this offering may be higher or lower than the price you pay, and the liquidity of our Units may be further limited, in each case depending on many factors, some of which are beyond our control and may not be directly related to our operating performance."

Likewise, on page 24, please eliminate the statement "after the offering period, the Selling Agents or their respective affiliates may trade in our securities."

Determining Distributions to Unitholders, page 30

1. The disclosure states "we will distribute gains on Initial Investments...to Unitholders…pro rata according to the amount of capital contributed to the Fund" and "our Board of Directors will review our cash position quarterly, and may approve distributions from time to time as cash is available." However, the disclosure then states "we will not make any distributions in most quarters." Please clarify this apparent discrepancy.

2. Please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, it should disclose the components of the distribution yield. In addition, any reports containing distribution yields should be accompanied by the SEC total return and/or yield and the Fund should also disclose that the distribution yield does not represent its performance.

Stage of Development, page 35

Please define the term "growth financings."

Determination of Net Asset Value, page 58

Please revise the statement, on page 13, that "net asset value per outstanding Unit will be determined quarterly, as soon as practicable after, and as of the end of, each fiscal quarter," to indicate that net asset value will be determined quarterly, or more frequently, as circumstances require.

**Statement of Additional Information**

Leverage, page S-2

Please summarize the provisions of the 1940 Act that define the Fund's ability to use leverage.

Examples of Annual Incentive Fee Calculation, page S-10

Please present the dollar amounts of the capital gains fees.

Other

1.  Please inform us whether the officers, directors, and beneficial owners of more than 10% of the Fund's securities have filed the ownership reports (Forms 3, 4, and 5) required by Section 16(a) of the Securities Exchange Act of 1934.

2.  Please state in your response letter whether the FINRA has reviewed the terms and arrangements of the offering.

\*   \*   \*

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that:

-   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

*   *   *

You should respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the Securities Act of 1933. Please provide written responses to all comments. Where no changes will be made in response to a comment, please so state in your letter and also state the basis for your position. We may have further comments after reviewing your responses.

If you have any questions about these comments, please call me at 202-551-6943 or e-mail me at o'connorj@sec.gov.

Very truly,


James E. O'Connor
Attorney/Advisor